U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[X] Form 10-KSB [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For the Period Ended December 31, 2004

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: DCI USA, INC

Address of Principal Executive Office:   20 West 64th Street
                                         New York, New York 10023


                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]        (ii) The subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion hereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DCI USA, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-KSB for the year ended December 31, 2004 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay was primarily the result of a change of control in the Company that occurred on November 9, 2004, when 90% of the Company's common stock was purchased by Direct Capital Investments, Ltd., subsequent to which the Company's then directors and officers resigned and new directors and officers were appointed. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the 15th calendar day following the prescribed due date.


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jonathan Ilan Ofir  718            383-4999
(Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [ ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [X] No [ ]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Explanation Referred to in Part IV, Item (3) of Form 12b-25:

It is anticipated that a significant change in results of operations from the Annual Report on Form 10-KSB filed for the fiscal year ending December 31, 2003 will be reflected by the earning statements to be included in the Annual Report on Form 10-KSB for the fiscal year ending December 31, 2004. In the fiscal year ending December 31, 2004, the Company is expected to have a net loss of approximately $49,989 compared to a net loss of $584,301 for the fiscal year ending December 31, 2003. Such change in net income is primarily due to the substantial changes in the Company's business operations and assets resulting from the change of control in the Company that occurred on November 9, 2004, when 90% of the Company's common stock was purchased by Direct Capital Investments, Ltd.

                             DCI USA, INC.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2005

                                   By: /s/ Jonathan Ilan Ofir
                                   Name:  Jonathan Ilan Ofir
                                   Title: Chief Executive Officer

                               ATTENTION
   Intentional misstatements or omissions of fact constitute Federal
               Criminal Violations (See 18 U.S.C. 1001)